CODE OF BUSINESS CONDUCT AND ETHICS

Effective May 13, 2013

The purpose of this Code of Business Conduct and Ethics (the “Code”) is to define the standards and values which the Company expects its personnel to follow in all of their dealings with stakeholders. This Code applies to all personnel of B2Gold Corp. (the “Company”) and any of its subsidiaries, including every director, every officer and every other employee of the Company and its subsidiaries.

The Code states basic principles that should guide the affairs of the Company and addresses certain specific situations, but it is not intended to be comprehensive. Directors, officers and employees are encouraged to seek guidance on specific issues, particularly with respect to potential conflicts of interest. The Company’s Corporate Governance and Nominating Committee (the “Governance Committee”) is responsible for setting the standards of business conduct contained in the Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company’s industry, the Company’s own business practices, and the prevailing ethical standards of the communities in which the Company operates. While the Board of Directors of the Company (the “Board”) will oversee and monitor compliance with the Code, it is the individual responsibility of each director, officer and employee of the Company to comply with the Code. Every director, officer and employee is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code.

1.	Guiding Principles

All directors, officers and employees of the Company must:

	(a)	act honestly and in good faith with a view to the best interests of the Company;

	(b)	exercise due care, diligence and skill in fulfilling the functions of their position;

	(c)	avoid conflicts of interest between work and personal affairs;

	(d)	exercise the powers attached to their employment and use the assets of the Company for the purposes for which they were intended;

	(e)	demonstrate honesty, truthfulness, respectfulness and integrity in all business dealings and interactions with the Company’s shareholders, customers, suppliers, competitors and other employees; and

	(f)	act in accordance with all applicable laws and regulations, adhere to the ethical standards set out in the Code and follow the Company’s policies and procedures.

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2.	Conflicts of Interest

2.1.

All directors, officers and employees have an obligation to act in the best interests of the Company at all times. Further, directors, officers and employees are required to avoid situations where their personal interests interfere or might appear to interfere in any way with the interests of the Company.

2.2.

A conflict of interest will arise when a director, officer or employee must choose between the Company’s best interests and their personal interests, including when a director, officer or employee has personal interest (material or significant) in a Company transaction. Any situation where the judgment of a director, officer or employee may be compromised, where he or she shows undue favoritism to any party or where he or she receives a personal benefit of some kind is potentially a conflict of interest. All Company personnel must strive to avoid situations that create a conflict, create the potential for a conflict or create the appearance of a conflict (material or significant).

2.3.

Where a conflict of interest may exist, then the director, officer or employee must immediately disclose the conflict to the Board or Company. If a director, officer or employee becomes aware of a material transaction or relationship (including those involving family members) that could reasonably be expected to give rise to a conflict of interest, he or she should discuss the matter promptly with a member of the Governance Committee or Audit Committee.

2.4.

Where a director has a conflict of interest, such director shall retire from any meeting of the Board, if required by the Board, while discussion on the applicable material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this will not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the director from his or her obligation to inform the Board.

3.	Use of Company Resources and Corporate Opportunities

3.1.

Directors, officers and employees are to safeguard and use the Company’s resources for legitimate business purposes only. The Company and its employees will take steps to prevent theft, carelessness and any manner of material waste that has a direct impact on the Company’s profitability.

3.2.

The obligation of the Company’s personnel to protect the Company’s assets includes the protection of its proprietary information. Proprietary information includes: drill results; engineering plans and designs; geological prospects and interpretations; databases and records; business, marketing and corporate development plans; salary information; intellectual property and any unpublished financial or technical data and reports. Unauthorized use or distribution of this information is a violation of this Code. It may also be illegal and result in civil or criminal penalties.

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3.3.

Opportunities which become available to a director, officer or employee by reason of his or her position with the Company or employment activities must be disclosed to the Company and be treated as if belonging to the Company. Directors, officers and employees are prohibited from using Company property or information for personal gain, taking personal advantage of opportunities that are discovered through the use of Company property or information, or competing with the Company.

4.	Confidentiality

	4.1.	All Company personnel are required to maintain and protect the confidentiality of all information and materials entrusted to them.

4.2.

Company personnel have access to sensitive and confidential corporate information. Confidential information is any information obtained or developed in the Company’s business that has not been made public by the Company through designated spokespersons or publicly disclosed documents. Release of such information may be harmful to the Company, other Company personnel, suppliers and customers, and in some cases it may be illegal. Company personnel must use extreme care when dealing with confidential information to ensure that such information not be released to anyone inside or outside of the Company who is not authorized or legally entitled to receive it.

5.	Public Disclosure of Information

5.1.

Applicable securities laws require the Company to disclose certain information in various reports that the Company must file with or submit to Canadian provincial securities regulators and the U.S. Securities and Exchange Commission. In addition, from time to time, the Company makes other public communications, such as issuing press releases. The Company’s policy is to provide full, fair, accurate, timely and understandable disclosure in reports filed with the securities regulators and other public communications.

6.	Fair Dealings

6.1.

Directors, officers and employees are required to deal fairly with the Company’s customers, suppliers, competitors and other employees in a business-like manner, free from discriminatory practices, including harassment.

6.2.

The Company believes that fair competition is fundamental to the continuation of the free enterprise system. The Company complies with and supports laws that prohibit restraints of trade, unfair practices, or abuse of economic power. Directors, officers and employees must not enter into arrangements that unlawfully restrict the Company’s ability to compete with other businesses, or the ability of any other business to compete with the Company. Directors, officers and employees are also prohibited from entering or discussing any unlawful arrangement that may result in unfair business practices or anticompetitive behaviour.

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7.	Compliance with Laws

The Company operates within a complex framework of Canadian federal, provincial and municipal laws and regulations, United States laws and regulations, stock exchange rules and the laws of other countries in which it does business. All Company personnel are expected to comply with the applicable laws, rules and regulations of Canada, the United States and any other country in which the Company carries on business, including mining and environmental laws and regulations. No director, officer or employee is ever expected to commit or condone an illegal act, or to instruct other Company personnel to do so on behalf of the Company.

8.	Insider Trading

Trading of publicly listed securities or their derivatives on the basis of insider information, or inducing others to do so, is illegal and may result in significant civil and criminal penalties. Insider information includes information that is not public and could materially affect the price of the Company’s shares. It may be positive or negative and may include information concerning significant discoveries, assay results, geological interpretations, grades, tonnages, resources and reserves of properties owned or operated by the Company, financial results or forecasts, or information concerning major contracts or proposed transactions including mergers, takeovers and asset acquisitions. The Company has adopted an Insider Trading Policy governing the sales of the Company’s securities by directors, officers and employees. Every director, officer and employee is expected to read and become familiar with this policy.

9.	Financial Records and Internal Controls

Directors, officers and employees must maintain the integrity of the Company’s financial records and ensure full, fair, accurate, timely and understandable disclosure of financial information as required by securities and other regulatory authorities. All assets, liabilities and transactions must be accurately and completely reported in the books and supported by necessary documentation, and no asset, liability or transaction is to be concealed from management or the Company’s internal or external auditors.

10.	Reporting

	10.1.	Directors, officers and employees should report:

		(a)	any concerns related to the Company’s accounting, internal controls or auditing matters pursuant to the Company’s Whistleblower Policy; and

(b)

all other violations of the Code to the Governance Committee. The Governance Committee shall cause an investigation of any reported violations and shall oversee an appropriate response, including corrective action and preventative measures where required provided that the Governance Committee may refer the investigation to the Audit Committee where appropriate. Directors, officers and

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employees are expected to cooperate with such investigation. Any director, officer or employee who violates the Code shall face appropriate, case specific, disciplinary action, which may include termination and, in appropriate cases, civil action or reference for criminal prosecution. Failure to report a known violation of the Code is itself a violation of the Code.

Following is the contact information for each member of the Governance Committee:

Robert Cross	Tel: 604-685-2162 or	bcross@bankerspetroleum.com
John Ivany	Tel: 780-934-1511 or	jwivany@hotmail.com

10.2.

The Company will not tolerate any retaliation or reprisal against anyone who in good faith reports a potential breach of the Code or raises a concern with respect to whether certain conduct constitutes a breach. A “good faith” report is one which is made honestly and reasonably, whether or not the person has all of the relevant facts or is sure that a breach has occurred.

	10.3.	The Code encourages all Company personnel to seek guidance when unsure about the best course of action in a particular situation.

11.	Requests for Waivers

11.1.

Requests for waivers from this Code must be delivered to the Governance Committee or a delegate of the Governance Committee, together with a summary of all relevant facts and circumstances. Waivers with respect to directors and executive officers may only be granted by the Board. Waivers with respect to other officers or non-officer employees may be granted by the Governance Committee or its delegate. The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines, including those of a stock exchange on which the Company’s stock may be listed.

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